UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-54271

Fraternity Community Bancorp, Inc.

(Exact name of registrant as specified in its charter)

764 Washington Boulevard, Baltimore, Maryland 21230 (410) 539-1313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒ (1)
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

(1)	The registrant is suspending its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Exchange Act Rule 12h-3(b)(1)(i) and the no-action relief provided to the registrant in a letter from the U.S. Securities and Exchange Commission dated February 9, 2015.

Approximate number of holders of record as of the certification or notice date: 119

Pursuant to the requirements of the Securities Exchange Act of 1934, Fraternity Community Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 20, 2015	By:	/s/ Thomas K. Sterner
Thomas K. Sterner
Chairman of the Board and
Chief Executive Officer